Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2024
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 1Q 2024	Guidance for 2Q 2024	Guidance for Full-Year 2024
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$43,149	--	--
Net income/(loss) attributable to common stockholders	$41,918	--	--
Income/(loss) per weighted average common share, diluted	$0.13	$0.13 to $0.15	$0.33 to $0.45
Per Share Metrics			
FFO per common share and unit, diluted	$0.60	$0.60 to $0.62	$2.36 to $2.48
FFO as Adjusted per common share and unit, diluted	$0.61	$0.60 to $0.62	$2.38 to $2.50
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.56	$0.53 to $0.55	$2.12 to $2.24
Dividend declared per share and unit	$0.425	$0.425	$1.70 [2]
Same-Store Operating Metrics			
Revenue growth/(decline) (Straight-line basis)	3.1%	--	0.00% to 3.00%
Expense growth	7.5%	--	4.25% to 6.25%
NOI growth/(decline) (Straight-line basis)	1.2%	--	-1.75% to 1.75%
Physical Occupancy	97.1%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	51,802	154	89.3%
Stabilized, Non-Mature	3,480	13	4.1%
Development	104	1	-0.1%
Non-Residential / Other	N/A	N/A	1.8%
Joint Venture [3]	4,427	18	4.9%
Total completed homes	59,813	186	100%
Under Development	311	1	-
Total Quarter-end homes [3][4]	60,124	187	100%

Balance Sheet Metrics (adjusted for non-recurring items)	1Q 2024	1Q 2023
Consolidated Interest Coverage Ratio	5.0x	5.3x
Consolidated Fixed Charge Coverage Ratio	4.8x	5.2x
Consolidated Debt as a percentage of Total Assets	32.7%	33.0%
Consolidated Net Debt-to-EBITDAre	5.7x	5.7x

 

The George Apartments, Philadelphia, PA- 2Q 2024 Same-Store Addition

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2024.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 6,815 homes that are part of the Developer Capital Program as described in Attachment 10(B).



Attachment 1

Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended March 31,	
	2024	2023
REVENUES:		
Rental income [2]	$ 411,669	$ 398,307
Joint venture management and other fees	1,965	1,242
Total revenues	413,634	399,549
OPERATING EXPENSES:		
Property operating and maintenance	73,478	64,834
Real estate taxes and insurance	58,795	57,970
Property management	13,379	12,945
Other operating expenses	6,828	3,032
Real estate depreciation and amortization	169,858	169,300
General and administrative	17,810	17,480
Casualty-related charges/(recoveries), net [3]	6,278	4,156
Other depreciation and amortization	4,316	3,649
Total operating expenses	350,742	333,366
Gain/(loss) on sale of real estate owned	16,867	1
Operating income	79,759	66,184
Income/(loss) from unconsolidated entities [2]	9,085	9,707
Interest expense	(48,062)	(43,742)
Interest income and other income/(expense), net	5,865	1,010
Income/(loss) before income taxes	46,647	33,159
Tax (provision)/benefit, net	(337)	(234)
Net Income/(loss)	46,310	32,925
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(3,149)	(1,953)
Net (income)/loss attributable to noncontrolling interests	(12)	(8)
Net income/(loss) attributable to UDR, Inc.	43,149	30,964
Distributions to preferred stockholders - Series E (Convertible)	(1,231)	(1,183)
Net income/(loss) attributable to common stockholders	$ 41,918	$ 29,781
Income/(loss) per weighted average common share - basic:	$0.13	$0.09
Income/(loss) per weighted average common share - diluted:	$0.13	$0.09
Common distributions declared per share	$0.425	$0.42
Weighted average number of common shares outstanding - basic	328,823	328,789
Weighted average number of common shares outstanding - diluted	328,954	329,421

(1) See Attachment 14 for definitions and other terms.
(2) As of March 31, 2024, UDR's residential accounts receivable balance, net of its reserve, was $7.7 million, including its share from unconsolidated joint ventures. The unreserved amount is based on probability of collection.
(3) During the three months ended March 31, 2024, UDR recorded $6.3 million of casualty-related charges, net in connection with clean-up costs and property damages primarily from various coastal storms.



Attachment 2

Funds From Operations
(Unaudited) [(1)]

In thousands, except per share and unit amounts		Three Months Ended March 31,		
		2024		2023
Net income/(loss) attributable to common stockholders	$	41,918	$	29,781
Real estate depreciation and amortization		169,858		169,300
Noncontrolling interests		3,161		1,961
Real estate depreciation and amortization on unconsolidated joint ventures		14,154		7,485
Net (gain)/loss on the sale of depreciable real estate owned, net of tax		(16,867)		(1)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	212,224	$	208,526
Distributions to preferred stockholders - Series E (Convertible) [(2)]		1,231		1,183
FFO attributable to common stockholders and unitholders, diluted	$	213,455	$	209,709
FFO per weighted average common share and unit, basic	$	0.60	$	0.60
FFO per weighted average common share and unit, diluted	$	0.60	$	0.59
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		353,241		350,112
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		356,280		353,653
Impact of adjustments to FFO:				
Legal and other costs	$	2,530	$	(1,258)
Realized and unrealized (gain)/loss on real estate technology investments, net of tax		(4,988)		(263)
Severance costs		421		-
Casualty-related charges/(recoveries), net [(3)]		6,278		4,156
Total impact of adjustments to FFO	$	4,241	$	2,635
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	217,696	$	212,344
FFO as Adjusted per weighted average common share and unit, diluted	$	0.61	$	0.60
Recurring capital expenditures, inclusive of unconsolidated joint ventures		(17,308)		(12,299)
AFFO attributable to common stockholders and unitholders, diluted	$	200,388	$	200,045
AFFO per weighted average common share and unit, diluted	$	0.56	$	0.57

(1) See Attachment 14 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three months ended March 31, 2024 and March 31, 2023. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.
(3) See Attachment 1, footnote 3 for further details.



Attachment 3

Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		March 31, 2024		December 31, 2023
ASSETS				
Real estate owned:				
Real estate held for investment	$	15,865,033	$	15,757,456
Less: accumulated depreciation		(6,407,092)		(6,242,686)
Real estate held for investment, net		9,457,941		9,514,770
Real estate under development				
(net of accumulated depreciation of $19 and $184)		126,144		160,220
Real estate held for disposition				
(net of accumulated depreciation of $0 and $24,960)		-		81,039
Total real estate owned, net of accumulated depreciation		9,584,085		9,756,029
Cash and cash equivalents		2,116		2,922
Restricted cash		29,850		31,944
Notes receivable, net		235,382		228,825
Investment in and advances to unconsolidated joint ventures, net		954,301		952,934
Operating lease right-of-use assets		189,729		190,619
Other assets		195,025		209,969
Total assets	$	11,190,488	$	11,373,242
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,236,779	$	1,277,713
Unsecured debt		4,525,549		4,520,996
Operating lease liabilities		184,961		185,836
Real estate taxes payable		37,917		47,107
Accrued interest payable		27,255		47,710
Security deposits and prepaid rent		50,187		50,528
Distributions payable		151,512		149,600
Accounts payable, accrued expenses, and other liabilities		119,739		141,311
Total liabilities		6,333,899		6,420,801
Redeemable noncontrolling interests in the OP and DownREIT Partnership		937,311		961,087
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at March 31, 2024 and December 31, 2023:				
2,686,308 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,686,308 shares at December 31, 2023)		44,614		44,614
11,785,976 shares of Series F outstanding (11,867,730 shares at December 31, 2023)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at March 31, 2024 and December 31, 2023:				
329,327,553 shares issued and outstanding (329,014,512 shares at December 31, 2023)		3,293		3,290
Additional paid-in capital		7,500,170		7,493,217
Distributions in excess of net income		(3,638,370)		(3,554,892)
Accumulated other comprehensive income/(loss), net		9,235		4,914
Total stockholders' equity		3,918,943		3,991,144
Noncontrolling interests		335		210
Total equity		3,919,278		3,991,354
Total liabilities and equity	$	11,190,488	$	11,373,242

(1) See Attachment 14 for definitions and other terms.

Table of Contents



Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2024	December 31, 2023
Common shares	329,327,553	329,014,512
Restricted unit and common stock equivalents	(191,478)	81,382
Operating and DownREIT Partnership units	24,381,901	24,428,223
Series E cumulative convertible preferred shares [2]	2,908,323	2,908,323
Total common shares, OP/DownREIT units, and common stock equivalents	356,426,299	356,432,440

Weighted Average Number of Shares Outstanding	1Q 2024	1Q 2023
Weighted average number of common shares and OP/DownREIT units outstanding - basic	353,241,039	350,111,752
Weighted average number of OP/DownREIT units outstanding	(24,417,883)	(21,323,105)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	328,823,156	328,788,647
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	356,279,718	353,652,563
Weighted average number of OP/DownREIT units outstanding	(24,417,883)	(21,323,105)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,908,323)	(2,908,323)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	328,953,512	329,421,135

(1) See Attachment 14 for definitions and other terms.
(2) At March 31, 2024 and December 31, 2023 there were 2,686,308 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,908,323 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

Selected Financial Information
March 31, 2024
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,213,019	21.0%	3.48%	4.4
	Floating	27,000	0.5%	4.05%	8.0
	Combined	1,240,019	21.5%	3.49%	4.5
Unsecured	Fixed	4,028,144 [3]	69.8%	3.01%	6.3
	Floating	504,559	8.7%	5.69%	0.6
	Combined	4,532,703	78.5%	3.30%	5.7
Total Debt	Fixed	5,241,163	90.8%	3.11%	5.9
	Floating	531,559	9.2%	5.61%	0.9
	Combined	5,772,722	100.0%	3.34%	5.4
	Total Non-Cash Adjustments [4]	(10,394)			
	Total per Balance Sheet	$ 5,762,328		3.38%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2024	$ 97,221	$ 15,644	$ 390,000	$ 502,865	8.7%	5.19%
2025	178,323	-	27,059	205,382	3.6%	4.02%
2026	56,672	300,000	-	356,672	6.2%	2.96%
2027	6,939	650,000	-	656,939	11.4%	3.78%
2028	166,526	300,000	-	466,526	8.1%	3.72%
2029	315,811	300,000	-	615,811	10.7%	3.93%
2030	230,597	600,000	-	830,597	14.3%	3.34%
2031	160,930	600,000	-	760,930	13.1%	2.92%
2032	27,000	400,000	-	427,000	7.4%	2.22%
2033	-	650,000	-	650,000	11.3%	1.99%
Thereafter	-	300,000	-	300,000	5.2%	3.13%
	1,240,019	4,115,644	417,059	5,772,722	100.0%	3.34%
Total Non-Cash Adjustments [4]	(3,240)	(7,154)	-	(10,394)		
Total per Balance Sheet	$ 1,236,779	$ 4,108,490	$ 417,059	$ 5,762,328		3.38%

(1) See Attachment 14 for definitions and other terms.

(2) The 2024 maturity reflects the $390.0 million of principal outstanding at an interest rate of 5.53%, the equivalent of SOFR plus a spread of 20.0 basis points, on the Company's unsecured commercial paper program as of March 31, 2024. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 5.6 years with extensions and 5.5 years without extensions.

(3) Includes portions of our $350.0 million unsecured Term Loan due 2027 that have been swapped to fixed. The portions of the term loan that have been swapped to fixed are: 1) $87.5 million at a weighted average rate of 5.16% that expires July 2024 and 2) $175.0 million at a weighted average rate of 1.43% that expires July 2025. The portions that have not been swapped to fixed carry an interest rate of adjusted SOFR plus 83.0 basis points.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.3 billion line of credit at March 31, 2024. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to adjusted SOFR plus 75.5 basis points.

(7) There was $27.1 million outstanding on our $75.0 million working capital credit facility at March 31, 2024. The facility has a maturity date of January 2025 plus a one-year extension option. The working capital credit facility currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.



Attachment 4(C)

Selected Financial Information
(Dollars in Thousands)
(Unaudited) (1)

Coverage Ratios	Quarter Ended March 31, 2024
Net income/(loss)	$ 46,310
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	48,062
Real estate depreciation and amortization	169,858
Other depreciation and amortization	4,316
Tax provision/(benefit), net	337
Net (gain)/loss on the sale of depreciable real estate owned	(16,867)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	18,626
EBITDAre	$ 270,642
Casualty-related charges/(recoveries), net	6,278
Legal and other costs	2,530
Severance costs	421
Realized and unrealized (gain)/loss on real estate technology investments	658
(Income)/loss from unconsolidated entities	(9,085)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(18,626)
Management fee expense on unconsolidated joint ventures	(838)
Consolidated EBITDAre - adjusted for non-recurring items	$ 251,980
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 1,007,920
Interest expense, including debt extinguishment and other associated costs	48,062
Capitalized interest expense	2,838
Total interest	$ 50,900
Preferred dividends	$ 1,231
Total debt	$ 5,762,328
Cash	(2,116)
Net debt	$ 5,760,212
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.0x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**4.8x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**5.7x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.1% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.9x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.2%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	384.3%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.8% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.5x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.0%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	319.6%	Yes

Securities Ratings

	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2024 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,108	$ 242,162	86.7%	$ 13,839,276	86.5%
Encumbered assets	9,278	37,234	13.3%	2,151,920	13.5%
	55,386	$ 279,396	100.0%	$ 15,991,196	100.0%

(1) See Attachment 14 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2024		Quarter Ended December 31, 2023		Quarter Ended September 30, 2023		Quarter Ended June 30, 2023		Quarter Ended March 31, 2023
Revenues										
Same-Store Communities	51,802	$	381,252	$	379,878	$	382,516	$	373,899	$	369,739
Stabilized, Non-Mature Communities	3,480		20,934		19,406		14,067		8,709		7,254
Development Communities	104		163		53		3		-		-
Non-Residential / Other	-		8,270		8,110		7,938		7,526		8,195
Total	55,386	$	410,619	$	407,447	$	404,524	$	390,134	$	385,188
Expenses										
Same-Store Communities		$	119,434	$	113,844	$	118,271	$	113,753	$	111,146
Stabilized, Non-Mature Communities			8,932		8,328		6,061		4,172		4,221
Development Communities			505		302		85		41		-
Non-Residential / Other			3,004		3,421		4,147		4,649		3,888
Total [2]		$	131,875	$	125,895	$	128,564	$	122,615	$	119,255
Net Operating Income										
Same-Store Communities		$	261,818	$	266,034	$	264,245	$	260,146	$	258,593
Stabilized, Non-Mature Communities			12,002		11,078		8,006		4,537		3,033
Development Communities			(342)		(249)		(82)		(41)		-
Non-Residential / Other			5,266		4,689		3,791		2,877		4,307
Total		$	278,744	$	281,552	$	275,960	$	267,519	$	265,933
Operating Margin										
Same-Store Communities			68.7%		70.0%		69.1%		69.6%		69.9%
Weighted Average Physical Occupancy										
Same-Store Communities			97.1%		96.9%		96.7%		96.6%		96.5%
Stabilized, Non-Mature Communities			94.2%		94.6%		92.2%		79.6%		70.7%
Development Communities			21.2%		10.9%		-		-		-
Other [3]			-		97.9%		96.5%		97.3%		96.8%
Total			96.8%		96.7%		96.4%		96.1%		95.8%
Sold and Held for Disposition Communities [4]										
Revenues	-	$	1,050	$	3,447	$	3,835	$	12,964	$	13,119
Expenses [2]			398		1,109		1,139		3,762		3,549
Net Operating Income/(Loss)		$	652	$	2,338	$	2,696	$	9,202	$	9,570
Total	55,386	$	279,396	$	283,890	$	278,656	$	276,721	$	275,503

(1) See Attachment 14 for definitions and other terms.
(2) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(3) Includes occupancy of Sold and Held for Disposition Communities.
(4) Quarter ended March 31, 2024 includes one community sold during the quarter.



Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 1Q 2024 SS Operating Expenses	1Q 2024	1Q 2023	% Change
Personnel [2]	14.9%	$ 17,824	$ 13,590	31.2%
Utilities	14.6%	17,407	16,877	3.1%
Repair and maintenance	19.5%	23,240	21,177	9.7%
Administrative and marketing	6.6%	7,938	7,182	10.5%
Controllable expenses	55.6%	66,409	58,826	12.9%
Real estate taxes	39.5%	$ 47,207	$ 46,157	2.3%
Insurance	4.9%	5,818	6,163	-5.6%
Same-Store operating expenses	100.0%	$ 119,434	$ 111,146	7.5%
Same-Store Homes	51,802			

Sequential Comparison	% of 1Q 2024 SS Operating Expenses	1Q 2024	4Q 2023	% Change
Personnel	14.9%	$ 17,824	$ 16,236	9.8%
Utilities	14.6%	17,407	16,024	8.6%
Repair and maintenance	19.5%	23,240	21,353	8.8%
Administrative and marketing	6.6%	7,938	7,984	-0.6%
Controllable expenses	55.6%	66,409	61,597	7.8%
Real estate taxes	39.5%	$ 47,207	$ 46,616	1.3%
Insurance	4.9%	5,818	5,631	3.3%
Same-Store operating expenses	100.0%	$ 119,434	$ 113,844	4.9%
Same-Store Homes	51,802			

(1) See Attachment 14 for definitions and other terms.
(2) Personnel for 1Q 2023 includes a refundable payroll tax credit of $3.7 million related to the Employee Retention Credit program.



Attachment 7(A)

Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2024
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,305	-	4,305	701	5,006	$ 3,056
San Francisco, CA	2,781	529	3,310	602	3,912	3,556
Seattle, WA	2,702	-	2,702	284	2,986	2,808
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,364
Los Angeles, CA	1,225	-	1,225	340	1,565	3,359
	12,580	**529**	**13,109**	**1,927**	**15,036**	
Mid-Atlantic Region						
Metropolitan DC	8,819	300	9,119	360	9,479	2,340
Baltimore, MD	2,221	-	2,221	-	2,221	1,909
Richmond, VA	1,359	-	1,359	-	1,359	1,850
	12,399	**300**	**12,699**	**360**	**13,059**	
Northeast Region						
Boston, MA	4,667	-	4,667	876	5,543	3,129
New York, NY	2,318	-	2,318	710	3,028	4,752
	6,985	**-**	**6,985**	**1,586**	**8,571**	
Southeast Region						
Tampa, FL	3,877	19	3,896	-	3,896	2,130
Orlando, FL	3,493	-	3,493	-	3,493	1,913
Nashville, TN	2,260	-	2,260	-	2,260	1,741
	9,630	**19**	**9,649**	**-**	**9,649**	
Southwest Region						
Dallas, TX	5,813	1,636	7,449	-	7,449	1,786
Austin, TX	1,272	608	1,880	-	1,880	1,840
	7,085	**2,244**	**9,329**	**-**	**9,329**	
Other Markets [5]	**3,123**	**492**	**3,615**	**554**	**4,169**	2,603
Totals	**51,802**	**3,584**	**55,386**	**4,427**	**59,813**	**$ 2,545**
Communities [6]	**154**	**14**	**168**	**18**	**186**	

	Homes	Communities
Total completed homes	**59,813**	**186**
Under Development [7]	311	1
Total Quarter-end homes and communities	**60,124**	**187**

(1) See Attachment 14 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 10(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 10(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (476 homes) and Philadelphia (1,172 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

Non-Mature Home Summary and Net Operating Income by Market
March 31, 2024
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
HQ	Stabilized, Non-Mature	136	San Francisco, CA	2Q24
The George Apartments	Stabilized, Non-Mature	200	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Stabilized, Non-Mature	405	Dallas, TX	2Q24
Cirrus	Stabilized, Non-Mature	292	Denver, CO	3Q24
Central Square at Frisco	Stabilized, Non-Mature	298	Dallas, TX	4Q24
Villaggio	Stabilized, Non-Mature	273	Dallas, TX	4Q24
Lofts at Palisades	Stabilized, Non-Mature	343	Dallas, TX	4Q24
Flats at Palisades	Stabilized, Non-Mature	232	Dallas, TX	4Q24
Estancia Villas	Stabilized, Non-Mature	312	Austin, TX	4Q24
Palo Verde	Stabilized, Non-Mature	296	Austin, TX	4Q24
5421 at Dublin Station	Stabilized, Non-Mature	220	San Francisco, CA	1Q25
The MO	Stabilized, Non-Mature	300	Washington, DC	2Q25
Residences at Lake Merritt	Stabilized, Non-Mature	173	San Francisco, CA	2Q25
Villas at Fiori	Development	85	Dallas, TX	2Q26
Meridian	Development	19	Tampa, FL	3Q26
Total		**3,584**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	11.4%	11.0%	Tampa, FL	6.1%	5.4%
San Francisco, CA	7.7%	8.5%	Orlando, FL	5.1%	4.5%
Seattle, WA	6.2%	6.2%	Nashville, TN	3.1%	2.8%
Monterey Peninsula, CA	3.1%	2.8%		**14.3%**	**12.7%**
Los Angeles, CA	3.1%	3.2%	**Southwest Region**		
	31.5%	**31.7%**	Dallas, TX	7.2%	8.0%
Mid-Atlantic Region			Austin, TX	1.6%	2.1%
Metropolitan DC	15.6%	15.0%		**8.8%**	**10.1%**
Baltimore, MD	3.1%	2.8%			
Richmond, VA	2.1%	1.8%	**Other Markets [3]**	**6.4%**	**7.3%**
	20.8%	**19.6%**			
Northeast Region					
Boston, MA	11.4%	11.2%			
New York, NY	6.8%	7.4%			
	18.2%	**18.6%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 14 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2024
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2024 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			1Q 24	1Q 23	Change	1Q 24	1Q 23	Change
West Region								
Orange County, CA	4,305	11.4%	96.8%	95.9%	0.9%	$ 3,062	$ 2,952	3.7%
San Francisco, CA	2,781	7.7%	97.7%	96.9%	0.8%	3,492	3,450	1.2%
Seattle, WA	2,702	6.2%	97.8%	96.9%	0.9%	2,822	2,800	0.8%
Monterey Peninsula, CA	1,567	3.1%	96.2%	95.3%	0.9%	2,364	2,237	5.7%
Los Angeles, CA	1,225	3.1%	96.9%	96.6%	0.3%	3,199	3,208	-0.3%
	12,580	**31.5%**	**97.1%**	**96.3%**	**0.8%**	**3,033**	**2,967**	**2.2%**
Mid-Atlantic Region								
Metropolitan DC	8,819	15.6%	97.6%	96.9%	0.7%	2,339	2,248	4.0%
Baltimore, MD	2,221	3.1%	96.1%	95.3%	0.8%	1,909	1,892	0.9%
Richmond, VA	1,359	2.1%	97.0%	96.6%	0.4%	1,850	1,766	4.8%
	12,399	**20.8%**	**97.3%**	**96.6%**	**0.7%**	**2,209**	**2,132**	**3.6%**
Northeast Region								
Boston, MA	4,667	11.4%	96.9%	96.8%	0.1%	3,162	3,049	3.7%
New York, NY	2,318	6.8%	98.2%	97.9%	0.3%	4,680	4,497	4.1%
	6,985	**18.2%**	**97.3%**	**97.2%**	**0.1%**	**3,670**	**3,533**	**3.9%**
Southeast Region								
Tampa, FL	3,877	6.1%	96.8%	96.4%	0.4%	2,130	2,092	1.8%
Orlando, FL	3,493	5.1%	97.0%	95.8%	1.2%	1,913	1,886	1.4%
Nashville, TN	2,260	3.1%	96.8%	95.9%	0.9%	1,741	1,738	0.2%
	9,630	**14.3%**	**96.9%**	**96.1%**	**0.8%**	**1,960**	**1,935**	**1.3%**
Southwest Region								
Dallas, TX	5,813	7.2%	96.6%	96.5%	0.1%	1,775	1,768	0.4%
Austin, TX	1,272	1.6%	97.0%	96.9%	0.1%	1,895	1,916	-1.1%
	7,085	**8.8%**	**96.7%**	**96.6%**	**0.1%**	**1,797**	**1,795**	**0.1%**
Other Markets	**3,123**	**6.4%**	**97.2%**	**97.0%**	**0.2%**	**2,581**	**2,514**	**2.7%**
Total/Weighted Avg.	**51,802**	**100.0%**	**97.1%**	**96.5%**	**0.6%**	**$ 2,527**	**$ 2,465**	**2.5%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2024
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 24	1Q 23	Change	1Q 24	1Q 23	Change	1Q 24	1Q 23	Change
West Region										
Orange County, CA	4,305	$ 38,277	$ 36,557	4.7%	$ 8,511	$ 7,989	6.5%	$ 29,766	$ 28,568	4.2%
San Francisco, CA	2,781	28,461	27,868	2.1%	8,359	7,809	7.0%	20,102	20,059	0.2%
Seattle, WA	2,702	22,368	21,993	1.7%	6,216	5,421	14.7%	16,152	16,572	-2.5%
Monterey Peninsula, CA	1,567	10,692	10,025	6.7%	2,483	2,254	10.2%	8,209	7,771	5.6%
Los Angeles, CA	1,225	11,392	11,387	0.0%	3,209	2,944	9.0%	8,183	8,443	-3.1%
	12,580	111,190	107,830	3.1%	28,778	26,417	8.9%	82,412	81,413	1.2%
Mid-Atlantic Region										
Metropolitan DC	8,819	60,394	57,627	4.8%	19,252	17,589	9.5%	41,142	40,038	2.8%
Baltimore, MD	2,221	12,223	12,011	1.8%	4,029	3,737	7.8%	8,194	8,274	-1.0%
Richmond, VA	1,359	7,318	6,956	5.2%	1,949	1,827	6.7%	5,369	5,129	4.7%
	12,399	79,935	76,594	4.4%	25,230	23,153	9.0%	54,705	53,441	2.4%
Northeast Region										
Boston, MA	4,667	42,898	41,324	3.8%	13,158	11,649	13.0%	29,740	29,675	0.2%
New York, NY	2,318	31,957	30,615	4.4%	14,025	12,951	8.3%	17,932	17,664	1.5%
	6,985	74,855	71,939	4.1%	27,183	24,600	10.5%	47,672	47,339	0.7%
Southeast Region										
Tampa, FL	3,877	23,981	23,457	2.2%	8,124	8,161	-0.4%	15,857	15,296	3.7%
Orlando, FL	3,493	19,447	18,930	2.7%	6,193	5,756	7.6%	13,254	13,174	0.6%
Nashville, TN	2,260	11,423	11,298	1.1%	3,294	3,042	8.3%	8,129	8,256	-1.5%
	9,630	54,851	53,685	2.2%	17,611	16,959	3.8%	37,240	36,726	1.4%
Southwest Region										
Dallas, TX	5,813	29,902	29,752	0.5%	11,053	11,200	-1.3%	18,849	18,552	1.6%
Austin, TX	1,272	7,016	7,090	-1.0%	2,707	2,664	1.6%	4,309	4,426	-2.6%
	7,085	36,918	36,842	0.2%	13,760	13,864	-0.8%	23,158	22,978	0.8%
Other Markets	3,123	23,503	22,849	2.9%	6,872	6,153	11.7%	16,631	16,696	-0.4%
Total	51,802	$ 381,252	$ 369,739	3.1%	$ 119,434	$ 111,146	7.5%	$ 261,818	$ 258,593	1.2%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(C)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2024
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 24	4Q 23	Change	1Q 24	4Q 23	Change
West Region							
Orange County, CA	4,305	**96.8%**	96.9%	-0.1%	$ **3,062**	$ 3,041	0.7%
San Francisco, CA	2,781	**97.7%**	96.4%	1.3%	**3,492**	3,519	-0.8%
Seattle, WA	2,702	**97.8%**	97.6%	0.2%	**2,822**	2,822	0.0%
Monterey Peninsula, CA	1,567	**96.2%**	95.0%	1.2%	**2,364**	2,360	0.2%
Los Angeles, CA	1,225	**96.9%**	95.9%	1.0%	**3,199**	3,104	3.1%
	12,580	**97.1%**	**96.6%**	**0.5%**	**3,033**	**3,022**	**0.4%**
Mid-Atlantic Region							
Metropolitan DC	8,819	**97.6%**	97.3%	0.3%	**2,339**	2,325	0.6%
Baltimore, MD	2,221	**96.1%**	96.4%	-0.3%	**1,909**	1,905	0.2%
Richmond, VA	1,359	**97.0%**	97.3%	-0.3%	**1,850**	1,846	0.2%
	12,399	**97.3%**	**97.2%**	**0.1%**	**2,209**	**2,195**	**0.6%**
Northeast Region							
Boston, MA	4,667	**96.9%**	96.9%	0.0%	**3,162**	3,163	0.0%
New York, NY	2,318	**98.2%**	97.5%	0.7%	**4,680**	4,710	-0.6%
	6,985	**97.3%**	**97.1%**	**0.2%**	**3,670**	**3,678**	**-0.2%**
Southeast Region							
Tampa, FL	3,877	**96.8%**	97.3%	-0.5%	**2,130**	2,117	0.6%
Orlando, FL	3,493	**97.0%**	96.5%	0.5%	**1,913**	1,911	0.1%
Nashville, TN	2,260	**96.8%**	96.8%	0.0%	**1,741**	1,756	-0.9%
	9,630	**96.9%**	**96.9%**	**0.0%**	**1,960**	**1,958**	**0.1%**
Southwest Region							
Dallas, TX	5,813	**96.6%**	97.1%	-0.5%	**1,775**	1,775	0.0%
Austin, TX	1,272	**97.0%**	96.3%	0.7%	**1,895**	1,924	-1.5%
	7,085	**96.7%**	**97.0%**	**-0.3%**	**1,797**	**1,802**	**-0.3%**
Other Markets	**3,123**	**97.2%**	**96.9%**	**0.3%**	**2,581**	**2,589**	**-0.3%**
Total/Weighted Avg.	**51,802**	**97.1%**	**96.9%**	**0.2%**	$ **2,527**	$ **2,521**	**0.2%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(D)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2024
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 24	4Q 23	Change	1Q 24	4Q 23	Change	1Q 24	4Q 23	Change
West Region										
Orange County, CA	4,305	$ 38,277	$ 38,062	0.6%	$ 8,511	$ 8,332	2.2%	$ 29,766	$ 29,730	0.1%
San Francisco, CA	2,781	28,461	28,295	0.6%	8,359	8,055	3.8%	20,102	20,240	-0.7%
Seattle, WA	2,702	22,368	22,324	0.2%	6,216	5,723	8.6%	16,152	16,601	-2.7%
Monterey Peninsula, CA	1,567	10,692	10,541	1.4%	2,483	2,418	2.7%	8,209	8,123	1.1%
Los Angeles, CA	1,225	11,392	10,940	4.1%	3,209	3,219	-0.3%	8,183	7,721	6.0%
	12,580	**111,190**	**110,162**	**0.9%**	**28,778**	**27,747**	**3.7%**	**82,412**	**82,415**	**0.0%**
Mid-Atlantic Region										
Metropolitan DC	8,819	60,394	59,863	0.9%	19,252	18,554	3.8%	41,142	41,309	-0.4%
Baltimore, MD	2,221	12,223	12,234	-0.1%	4,029	3,771	6.8%	8,194	8,463	-3.2%
Richmond, VA	1,359	7,318	7,322	-0.1%	1,949	1,804	8.0%	5,369	5,518	-2.7%
	12,399	**79,935**	**79,419**	**0.6%**	**25,230**	**24,129**	**4.6%**	**54,705**	**55,290**	**-1.1%**
Northeast Region										
Boston, MA	4,667	42,898	42,918	0.0%	13,158	11,926	10.3%	29,740	30,992	-4.0%
New York, NY	2,318	31,957	31,934	0.1%	14,025	13,174	6.5%	17,932	18,760	-4.4%
	6,985	**74,855**	**74,852**	**0.0%**	**27,183**	**25,100**	**8.3%**	**47,672**	**49,752**	**-4.2%**
Southeast Region										
Tampa, FL	3,877	23,981	23,962	0.1%	8,124	7,869	3.2%	15,857	16,093	-1.5%
Orlando, FL	3,493	19,447	19,320	0.7%	6,193	5,987	3.4%	13,254	13,333	-0.6%
Nashville, TN	2,260	11,423	11,522	-0.9%	3,294	2,880	14.4%	8,129	8,642	-5.9%
	9,630	**54,851**	**54,804**	**0.1%**	**17,611**	**16,736**	**5.2%**	**37,240**	**38,068**	**-2.2%**
Southwest Region										
Dallas, TX	5,813	29,902	30,064	-0.5%	11,053	10,602	4.3%	18,849	19,462	-3.1%
Austin, TX	1,272	7,016	7,071	-0.8%	2,707	2,770	-2.3%	4,309	4,301	0.2%
	7,085	**36,918**	**37,135**	**-0.6%**	**13,760**	**13,372**	**2.9%**	**23,158**	**23,763**	**-2.5%**
Other Markets	**3,123**	**23,503**	**23,506**	**0.0%**	**6,872**	**6,760**	**1.7%**	**16,631**	**16,746**	**-0.7%**
Total	**51,802**	**$ 381,252**	**$ 379,878**	**0.4%**	**$ 119,434**	**$ 113,844**	**4.9%**	**$ 261,818**	**$ 266,034**	**-1.6%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(E)

Same-Store Operating Information By Major Market
March 31, 2024
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover	
	1Q 2024	1Q 2024	1Q 2024	1Q 2024	1Q 2023
West Region	2.2%	0.7%	3.5%	34.8%	40.2%
Mid-Atlantic Region	2.8%	0.1%	5.4%	31.7%	37.2%
Northeast Region	1.6%	-2.3%	4.7%	26.7%	28.3%
Southeast Region	-2.9%	-7.4%	1.9%	42.4%	46.8%
Southwest Region	-2.5%	-6.8%	2.7%	39.8%	44.8%
Other Markets	0.9%	-2.5%	4.4%	35.7%	32.0%
Total/Weighted Avg.	0.8%	-2.5%	3.8%	34.7%	38.7%

Allocation of Total Homes Repriced during the Quarter		48.4%	51.6%

(1) See Attachment 14 for definitions and other terms.



Attachment 9

Development and Land Summary
March 31, 2024
(Dollars in Thousands)
(Unaudited) (1)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
Meridian	Tampa, FL	330	19	$ 126,163	$ 134,000	$ 406	1Q22	1Q24	2Q24	16.4%	0.6%
Total Under Construction		**330**	**19**	**$ 126,163**	**$ 134,000**	**$ 406**					
Completed Projects, Non-Stabilized											
Villas at Fiori	Addison, TX	85	85	$ 51,749	$ 53,500	$ 629	1Q22	4Q23	1Q24	34.1%	21.2%
Total Completed, Non-Stabilized		**85**	**85**	**$ 51,749**	**$ 53,500**	**$ 629**					
Total - Wholly Owned		**415**	**104**	**$ 177,912**	**$ 187,500**	**$ 452**					

NOI From Wholly-Owned Projects	1Q 24
Projects Under Construction	$ (169)
Completed, Non-Stabilized	(173)
Total	**$ (342)**

Land Summary	Location	UDR Ownership Interest	Real Estate Cost Basis
Total Land (8 parcels)	**Various**	**100%**	**$ 238,540**

(1) See Attachment 14 for definitions and other terms.



Attachment 10(A)

Unconsolidated Summary
March 31, 2024
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 1Q 24	Total Rev. per Occ. Home 1Q 24	Net Operating Income UDR's Share 1Q 24	Total 1Q 24 [2]
UDR / MetLife	50%	13	2,837	96.8%	$ 4,109	$ 10,069	$ 20,032
UDR / LaSalle	51%	5	1,590	97.2%	2,620	4,322	8,474
Total		**18**	**4,427**	**96.9%**	**$ 3,568**	**$ 14,391**	**$ 28,506**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,729,080	$ 854,324	$ 228,324	3.78%	2024-2031
UDR / LaSalle	611,823	45,157	281,314	5.88%	2028
Total	**$ 2,340,903**	**$ 899,481**	**$ 509,638**	**3.89%**	

Joint Venture Same-Store Growth [4]	Communities	1Q 24 vs. 1Q 23 Growth Revenue	Expense	NOI	1Q 24 vs. 4Q 23 Growth Revenue	Expense	NOI
Combined JV Portfolio	17	0.2%	12.4%	-6.4%	-1.4%	9.0%	-7.1%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	Funded	Balance	Income/(Loss) from Investments 1Q 24 [7]
Total Real Estate Technology and Sustainability Investments	$ 106,000	$ 57,140	$ 57,824	$ 5,631

(1) See Attachment 14 for definitions and other terms.
(2) Represents NOI at 100% for the period ended March 31, 2024.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in six real estate technology and climate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is deducted/added back to FFOA.



Attachment 10(B)

Developer Capital Program
March 31, 2024
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2][3]

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity [4]	Upside Participation
Preferred Equity							
Junction	Santa Monica, CA	66	$ 12,994	$ 19,646	12.75%	0.6	-
Thousand Oaks	Thousand Oaks, CA	142	20,059	27,845	9.0%	0.8	Variable
Vernon Boulevard	Queens, NY	534	40,000	64,490	13.0%	1.2	Variable
Makers Rise	Herndon, VA	356	30,208	38,087	9.0%	1.7	Variable
121 at Watters	Allen, TX	469	19,843	25,168	9.0%	2.0	Variable
Infield Phase I	Kissimmee, FL	384	16,044	21,197	14.0%	2.2	-
Meetinghouse	Portland, OR	232	11,600	12,996	8.25%	2.9	-
Heirloom	Portland, OR	286	16,185	17,901	8.25%	3.2	-
Upton Place	Washington, DC	689	52,163	64,118	9.7%	3.6	-
Portfolio Recapitalization [5]	Various	2,460	102,000	102,687	8.0%	5.2	-
Total - Preferred Equity		**5,618**	**$ 321,096**	**$ 394,135**	**9.6%**	**3.1**	
Loans							
1300 Fairmount [6]	Philadelphia, PA	478	$ 71,393	$ 100,859	10.5%	0.6	-
Menifee	Menifee, CA	237	24,447	26,871	11.0%	2.7	-
Riverside	Riverside, CA	482	59,676	66,317	11.0%	2.7	-
Total - Loans		**1,197**	**$ 155,516**	**$ 194,047**	**10.8%**	**1.7**	
Total - Developer Capital Program		**6,815**	**$ 476,612**	**$ 588,182**	**10.0%**	**2.7**	

	1Q 24
Income/(loss) from investments	$ 13,187

(1) See Attachment 14 for definitions and other terms.

(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(4) As of March 31, 2024, our preferred equity investment and loan portfolio had a weighted average term to maturity of 2.7 years, excluding extension options. In many cases, the maturity dates of our investments can be extended by up to three years, typically through multiple one year extensions, subject to certain conditions being satisfied. In addition, the maturity dates of our investments may differ from the maturity dates of the senior loans held by the ventures.

(5) A joint venture with 14 stabilized communities located in various markets.

(6) Subsequent to quarter-end, the joint venture affiliated with UDR's loan in 1300 Fairmount refinanced the senior construction loan with a new loan that matures in April 2026 and includes an additional one-year extension option, subject to certain conditions.



Attachment 11

Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2024
(Dollars in Thousands)
(Unaudited) [1]

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-24	Crescent Falls Church [3]	Arlington, VA	100%	0%	$ 100,000	$ -	214	$ 467
					$ 100,000	$ -	214	$ 467

(1) See Attachment 14 for definitions and other terms.

(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness, and excludes deferred financing costs.

(3) UDR recorded a gain on sale of approximately $16.9 million during the three months ended March 31, 2024, which is included in gain/(loss) on sale of real estate owned.



Attachment 12

Capital Expenditure and Repair and Maintenance Summary
March 31, 2024
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Three Months Ended March 31, 2024	Cost per Home
Average number of homes [3]	55,352	
Total Recurring Cap Ex	$ 16,625	$ 300
NOI Enhancing Cap Ex	17,787	321
Total Recurring and NOI Enhancing Cap Ex	$ 34,412	$ 622

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2024	Cost per Home
Average number of homes [3]	55,352	
Total Repair and Maintenance	$ 24,975	$ 451

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 13

2Q 2024 and Full-Year 2024 Guidance
March 31, 2024
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	2Q 2024	Full-Year 2024 Guidance		
		Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.13 to $0.15	$0.33 to $0.45	$0.33 to $0.45	-
FFO per common share and unit, diluted	$0.60 to $0.62	$2.36 to $2.48	$2.36 to $2.48	-
FFO as Adjusted per common share and unit, diluted	$0.60 to $0.62	$2.38 to $2.50	$2.36 to $2.48	$0.02
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.53 to $0.55	$2.12 to $2.24	$2.10 to $2.22	$0.02
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions)	356.5	356.7	356.7	-
Annualized dividend per share and unit		$1.70	$1.70	-

Same-Store Guidance (Straight-line basis)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline)	0.00% to 3.00%	0.00% to 3.00%	-
Expense growth	4.25% to 6.25%	4.25% to 6.25%	-
NOI growth / (decline)	-1.75% to 1.75%	-1.75% to 1.75%	-

Sources of Funds ($ in millions)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$149 to $192	$142 to $185	$7
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$25 to $150	$25 to $150	-
Dispositions and Developer Capital Program maturities	$100 to $150	$100 to $250	($50)

Uses of Funds ($ in millions)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$116	$116	-
Development spending and land acquisitions	$25 to $50	$25 to $50	-
Redevelopment and other non-recurring	$70 to $100	$70 to $100	-
Developer Capital Program funding and senior loan payoff	$0	$0 to $105	($52.5)
Joint Venture Acquisitions (at share)	$0 to $150	$0 to $150	-
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$60 to $80	$60 to $80	-

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$187 to $193	$187 to $193	-
Consolidated capitalized interest	$7 to $11	$7 to $11	-
General and administrative	$67 to $73	$67 to $73	-
Recurring capital expenditures per home	$1,650	$1,650	-

(1) See Attachment 14 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 14(A)

Definitions and Reconciliations
March 31, 2024
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 14(B)

Definitions and Reconciliations
March 31, 2024
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2024
Income/(loss) from unconsolidated entities	$ 9,085
Management fee	838
Interest expense	4,472
Depreciation	13,693
General and administrative	157
Developer Capital Program (excludes loans)	(8,163)
Other (income)/expense	(45)
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	(5,646)
Total Joint Venture NOI at UDR's Ownership Interest	**$ 14,391**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2024	4Q 2023	3Q 2023	2Q 2023	1Q 2023
Net income/(loss) attributable to UDR, Inc.	$ 43,149	$ 32,986	$ 32,858	$ 347,545	$ 30,964
Property management	13,379	13,354	13,271	13,101	12,945
Other operating expenses	6,828	8,320	4,611	4,259	3,032
Real estate depreciation and amortization	169,858	170,643	167,551	168,925	169,300
Interest expense	48,062	47,347	44,664	45,113	43,742
Casualty-related charges/(recoveries), net	6,278	(224)	(1,928)	1,134	4,156
General and administrative	17,810	20,838	15,159	16,452	17,480
Tax provision/(benefit), net	337	93	428	1,351	234
(Income)/loss from unconsolidated entities	(9,085)	20,219	(5,508)	(9,697)	(9,707)
Interest income and other (income)/expense, net	(5,865)	(9,371)	3,069	(10,447)	(1,010)
Joint venture management and other fees	(1,965)	(2,379)	(1,772)	(1,450)	(1,242)
Other depreciation and amortization	4,316	4,397	3,692	3,681	3,649
(Gain)/loss on sale of real estate owned	(16,867)	(25,308)	-	(325,884)	(1)
Net income/(loss) attributable to noncontrolling interests	3,161	2,975	2,561	22,638	1,961
Total consolidated NOI	**$ 279,396**	**$ 283,890**	**$ 278,656**	**$ 276,721**	**$ 275,503**



Attachment 14(C)

Definitions and Reconciliations
March 31, 2024
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 14(D)

Definitions and Reconciliations
March 31, 2024
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2024 and second quarter of 2024 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2024	
	Low	High
Forecasted net income per diluted share	$ 0.33	$ 0.45
Conversion from GAAP share count	(0.02)	(0.02)
Net gain on the sale of depreciable real estate owned	(0.05)	(0.05)
Depreciation	2.07	2.07
Noncontrolling interests	0.02	0.02
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	$ **2.36**	$ **2.48**
Legal and other costs	0.01	0.01
Severance costs and other restructuring expense	0.01	0.01
Casualty-related charges/(recoveries)	0.02	0.02
Realized/unrealized (gain)/loss on real estate technology investments	(0.01)	(0.01)
Forecasted FFO as Adjusted per diluted share and unit	$ **2.38**	$ **2.50**
Recurring capital expenditures	(0.26)	(0.26)
Forecasted AFFO per diluted share and unit	$ **2.12**	$ **2.24**

	2Q 2024	
	Low	High
Forecasted net income per diluted share	$ 0.13	$ 0.15
Conversion from GAAP share count	(0.01)	(0.01)
Net gain on the sale of depreciable real estate owned	(0.05)	(0.05)
Depreciation	0.52	0.52
Noncontrolling interests	0.01	0.01
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	$ **0.60**	$ **0.62**
Legal and other costs	-	-
Severance costs and other restructuring expense	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	$ **0.60**	$ **0.62**
Recurring capital expenditures	(0.07)	(0.07)
Forecasted AFFO per diluted share and unit	$ **0.53**	$ **0.55**



Forward Looking Statements
March 31, 2024
(Unaudited)

Forward-Looking Statements

Certain statements made in this supplement may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this supplement, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.